                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 AMENDMENT NO. 1

                               Cascade Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.50 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   147195-10-1
-------------------------------------------------------------------------------
                                 (CUSIP Number)
 C. Calvert Knudsen, Jack B. Schwartz, Nani S. Warren, and Robert C. Warren, Jr.
                                 As Trustees of
                The Robert C. and Nani S. Warren Revocable Trust
                          c/o Jack B. Schwartz, Trustee
                        111 S.W. Fifth Avenue, Suite 4040
                             Portland, Oregon 97204
                                 (503) 228-8446

                                 with a copy to:

                             Robert J. Preston, Esq.
                  Bonaparte, Elliott, Ostrander & Preston, P.C.
                     707 S.W. Washington Street, Suite 1500
                             Portland, Oregon 97205
                                 (503) 224-2223
                             ----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 5, 2000
                             ----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP No. 147195-10-1                 13D                  Page 2  of  16 Pages

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1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Nani S. Warren
-------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)  / /

                                                                       (b)  /x/
-------------------------------------------------------------------------------

3.      SEC USE ONLY

-------------------------------------------------------------------------------

4.      SOURCE OF FUNDS:    Not applicable

-------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                            / /
-------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

                            ---------------------------------------------------
         NUMBER OF
           SHARES           7.    SOLE VOTING POWER:   -0-
        BENEFICIALLY
          OWNED BY          ---------------------------------------------------
            EACH
         REPORTING          8.    SHARED VOTING POWER:   343,189(1)
           PERSON
            WITH            ---------------------------------------------------

                            9.    SOLE DISPOSITIVE POWER:  -0-

                            ---------------------------------------------------

                            10.   SHARED DISPOSITIVE POWER:  1,974,381(1)

-------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON:                                          1,974,381(1)

-------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                            / /

-------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  16.1%(2)

-------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON: IN

-------------------------------------------------------------------------------

(1) Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 1,631,192 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 128,394 shares by the Robert C. and Nani S. Warren Foundation; and (c) the following shares as to which Ms. Warren disclaims beneficial interest: 25,454 shares beneficially owned by Richard S. Anderson, 26,262 shares beneficially owned by Terry Cathey, and 163,079 shares beneficially owned by Robert C. Warren, Jr. See
        Item 5.

(2) Based on 12,317,025 shares of Common Stock outstanding as of April 30, 2000. See Item 5.

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CUSIP No. 147195-10-1                 13D                  Page 3  of  16 Pages

-------------------------------------------------------------------------------

1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Jack B. Schwartz

-------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)  / /

                                                                       (b)  /x/
-------------------------------------------------------------------------------

3.      SEC USE ONLY

-------------------------------------------------------------------------------

4.      SOURCE OF FUNDS:    Not applicable

-------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                            / /
-------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

                            ---------------------------------------------------
         NUMBER OF
           SHARES           7.    SOLE VOTING POWER:   8,287
        BENEFICIALLY
          OWNED BY          ---------------------------------------------------
            EACH
         REPORTING          8.    SHARED VOTING POWER:   343,189(1)
           PERSON
            WITH            ---------------------------------------------------

                            9.    SOLE DISPOSITIVE POWER:  8,287

                            ---------------------------------------------------

                            10.   SHARED DISPOSITIVE POWER:  1,974,345(1)

-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON:                                          1,982,658(1)

-------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                            / /

-------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  16.1%(2)

-------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON: IN

-------------------------------------------------------------------------------
(1) Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 1,631,192 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 128,394 shares by The Robert C. and Nani S. Warren Foundation; (c) 2,500 shares under option grant; (d) 5,787 shares outright; and (e) the following shares as to which Mr. Schwartz disclaims beneficial interest: 25,454 shares beneficially owned by Richard S. Anderson, 26,262 shares beneficially owned by Terry Cathey, and 163,079 shares beneficially owned by Robert C. Warren, Jr. See
        Item 5.

(2) Based on 12,317,025 shares of Common Stock outstanding as of April 30, 2000. See Item 5.

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CUSIP No. 147195-10-1                 13D                  Page 4  of  16 Pages

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1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        C. Calvert Knudsen

-------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)  / /

                                                                       (b)  /x/
-------------------------------------------------------------------------------

3.      SEC USE ONLY

-------------------------------------------------------------------------------

4.      SOURCE OF FUNDS:    Not applicable

-------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                            / /
-------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

                            ---------------------------------------------------
         NUMBER OF
           SHARES           7.    SOLE VOTING POWER:   10,687
        BENEFICIALLY
          OWNED BY          ---------------------------------------------------
            EACH
         REPORTING          8.    SHARED VOTING POWER:   214,795(1)
           PERSON
            WITH            ---------------------------------------------------

                            9.    SOLE DISPOSITIVE POWER:  10,687

                            ---------------------------------------------------

                            10.   SHARED DISPOSITIVE POWER:  1,845,951(1)

-------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON:                                          1,856,674(1)

-------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:
                                                                            / /

-------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  15.1%(2)

-------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON: IN

-------------------------------------------------------------------------------
(1) Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 1,631,192 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 2,500 shares under option grant (c) 8,187 shares outright; and (d) the following shares as to which Mr. Knudsen disclaims beneficial interest: 25,454 shares beneficially owned by Richard S. Anderson, 26,262 shares beneficially owned by Terry Cathey, and 163,079 shares beneficially owned by Robert C. Warren, Jr. See Item 5.

(2) Based on 12,317,025 shares of Common Stock outstanding as of April 30, 2000. See Item 5.

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CUSIP No. 147195-10-1                 13D                  Page 5  of  16 Pages

-------------------------------------------------------------------------------

1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Robert C. Warren, Jr.

-------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)  / /

                                                                       (b)  /x/
-------------------------------------------------------------------------------

3.      SEC USE ONLY

-------------------------------------------------------------------------------

4.      SOURCE OF FUNDS:    Not applicable

-------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                            / /
-------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

                            ---------------------------------------------------
         NUMBER OF
           SHARES           7.    SOLE VOTING POWER:   1,776,671(1)
        BENEFICIALLY
          OWNED BY          ---------------------------------------------------
            EACH
         REPORTING          8.    SHARED VOTING POWER:   69,316(1)
           PERSON
            WITH            ---------------------------------------------------

                            9.    SOLE DISPOSITIVE POWER:  145,479(1)

                            ---------------------------------------------------

                            10.   SHARED DISPOSITIVE POWER:  1,700,508(1)

-------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON:                                          1,845,987(1)

-------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                            /x/

-------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  15.0%(2)

-------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON: IN

-------------------------------------------------------------------------------
(1) Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 1,631,192 shares by the Robert C. and Nani S. Warren Revocable Trust; (b) 31,600 shares as trustee or co-trustee of trusts for family members; (c) 40,701 shares under option grant; (d) 90,778 shares held directly or indirectly by Mr. Warren; (e) 25,454 shares owned beneficially by Richard S. Anderson; and (f) 26,262 shares owned beneficially by Terry H. Cathey. See Item 5. 1,200 shares owned by
        Mr. Warren's spouse, as to which he disclaims beneficial interest, are not included.

(2) Based on 12,317,025 shares of Common Stock outstanding as of April 30, 2000. See Item 5.

Item 1.  SECURITY AND ISSUER.

         Pursuant to Rule 13-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Statement on Schedule 13D, dated March 10, 1997 (the "Schedule 13D"), relating to shares of common stock, par value $0.50 per share (the "Common Stock"), of Cascade Corporation, an Oregon corporation ("Issuer"). This Statement constitutes Amendment No. 1 to the Schedule 13D. Unless otherwise indicated herein, all capitalized terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

         The principal executive offices of Issuer are located at 2201 N.E. 201st Avenue, Fairview, Oregon 97024.

Item 2. IDENTITY AND BACKGROUND, is hereby amended and restated in its entirety as follows:

         This amended schedule is being filed by the following persons each of whom are Trustees of the Robert C. and Nani S. Warren Revocable Trust (Trust), a trust organized under the laws of the State of Washington, which holds 1,631,192 shares of common stock of the Issuer. The Trustees are filing this Amendment because, as described in Item 4 below, on July 5, 2000, the Trust entered into a Letter of Understanding with CHS Oregon Acquisition Corp. (Acquisition
Corp.), a Delaware Corporation, Code, Hennessy & Simmons IV L.P. (CHS IV), a Delaware limited partnership, and Robert C. Warren, Richard S. Anderson, and Terry H. Cathey individually (Management) which is attached to this filing as
Exhibit 2. Among other provisions, the Letter of Understanding (a) requires that the Trust not engage in discussions, agreements or understandings, or participate in any business combination involving the acquisition or disposition of equity other than as the parties may contemplate; (b) imposes certain restrictions on transfers of shares of the Issuer by the Trust;
(c)requires that shares of the Issuer owned by the Trust be voted in favor of transactions contemplated by the parties which may require approval of the Issuer's shareholders; and (d) requires the Trust not to enter into inconsistent arrangements or agreements.

         The Trust, together with Management and Acquisition Corp., CHS IV, and certain persons related to Acquisition Corp. and CHS IV, may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. Neither the present filing nor anything contained herein shall be construed as (i) an admission that the Trust, together with any of the Management Acquisition Corp., CHS IV, or persons related to Acquisition Corp or CHS IV, constitute a "person" or "group" for any purpose or (ii) an admission that the Trust is, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any of the securities owned by any party other than the Trust itself. Pursuant to Rule 13d-1(k)(2) under the Act, the Trust and Trustees are filing this Amendment to
Schedule 13D on their own behalf and not on behalf of any other person. Attached hereto as Exhibit 1 is the statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Act.

(a) (b) and (c)

         TRUSTEES

         (i) C. Calvert Knudsen, 602 -- 36th Avenue East, Seattle, Washington 98112; Director and Board Chairman of Issuer, Investor.

         (ii) Jack B. Schwartz, Suite 4040, 111 S.W. Fifth Avenue, Portland, Oregon 97204, Director of Issuer, Practicing Attorney and Partner, Newcomb Sabin Schwartz & Landsverk LLP, 111 S.W. Fifth Avenue, Suite 4040, Portland, Oregon 97204.

         (iii) Nani S. Warren, P.O. Box 671, Eastsound, Washington 98245, Trustee of the Trust.

         (iv) Robert C. Warren, Jr., 2201 N.E. 201st Avenue, Fairview, Oregon 97024-9718, President, Chief Executive Officer and Director of Issuer.

         The address of the Trust is P.O. Box 671, Eastsound, Washington 98245.

         The following information has been provided by the persons identified:

         ACQUISITION CORP.

         Acquisition Corp. is a Delaware corporation, the principal business of which is the intended acquisition of the Issuer (as described in Item 4 below). The principal business and office address of Acquisition Corp. is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to CHS IV, the sole stockholder of Acquisition Corp., is set forth below. Peter
M. Gotsch is the sole director and President of Acquisition Corp. Mr. Warren is the Chief Executive Officer of Acquisition Corp.

         CHS IV

         CHS IV is a Delaware limited partnership, the principal business of which is private equity investments. The principal business and office address of CHS IV is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to CHS Management, the general partner of CHS IV, is set forth below.

         CHS MANAGEMENT

         CHS Management is a Delaware limited partnership, the principal business of which is private equity investments. The principal business and office address of CHS Management is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to CHS LLC, the general partner of CHS Management, is set forth below.

         CHS LLC

         CHS LLC is a Delaware limited liability company, the principal business of which is private equity investments. The principal business and office address of CHS LLC, is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to the six partners of CHS LLC is set forth below.

         MR. CODE

         Andrew W. Code is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

         MR. HENNESSY

         Daniel J. Hennessy is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

         BRIAN P. SIMMONS

     Mr. Simmons is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

         PETER M. GOTSCH

         Mr. Gotsch is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

         TOM J. FORMOLO

         Mr. Formolo is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

         JON S. VESELY

         Mr. Vesely is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

         MANAGEMENT PARTIES

             (i) Mr. Warren is President, Chief Executive Officer and a Director of the Issuer, and is a Trustee of the Trust.

             (ii) Mr. Anderson is Vice President--International of the Issuer. His business address is 2201 N.E. 201st Avenue, Fairview, Oregon 97024-9718.

             (iii) Mr. Cathey is Senior Vice President--Americas of the Issuer. His business address is 2201 N.E. 201st Avenue, Fairview, Oregon 97024-9718.

         (d) None of the Trustees have, and the Trustees have been advised by Management, Acquisition Corp., CHS IV, and the other individuals identified in this Item 2 that none of them have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Trustees have, and the Trustees have been advised by Management, Acquisition Corp., CHS IV, and the other individuals identified in this Item 2 that none of them have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (d) The Trust is a Washington entity. The Trust has been advised that Acquisition Corp., CHS IV, CHS Management and CHS LLC are all Delaware entities. All of the Trustees are citizens of the United States. The Trust has been advised by Management and the other individuals identified in this
Item 2 that they are citizens of the United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION, is hereby amended and restated in its entirety as follows:

         The Trustees acquired the shares owned by the Trust March 10, 1997, when they accepted designation as Trustees of the Robert C. and Nani S. Warren Revocable Trust.

Item 4. PURPOSE OF TRANSACTION, is hereby amended and restated in its entirety as follows:

         As described in the Letter of Understanding, Acquisition Corp. intends to propose a Transaction pursuant to which the stockholders of the Issuer, other than Management and the Trust with respect to certain shares, would receive cash for their outstanding shares of Issuer common stock (as well as options, warrants or other rights to acquire Issuer common stock). Management would contribute their Issuer Common Stock into Acquisition Corp. in exchange for equity in Acquisition Corp. The Trust would contribute a significant portion of its Issuer Common Stock into Acquisition Corp. in exchange for equity in Acquisition Corp. In connection with the Transaction, the Issuer would become wholly-owned by Acquisition Corp., delisted from the New York Stock Exchange and deregistered under the Act.

         As an inducement for CHS IV and Acquisition Corp. to enter into the Letter of Understanding, Management and the Trust agreed (i) to voting agreements and restrictions on transfer described in Item 3 above, (ii) that CHS IV and Management would reasonably cooperate in jointly proposing the terms and conditions of the Transaction to the Issuer's directors, and (iii) to use good faith in drafting and negotiating the transactions contemplated by the Transaction.

         As noted in the Letter of Understanding, except for the provisions noted in this Item 4 regarding exclusivity, the agreement to vote and submission to the Issuer's board of directors, as well as certain other provisions regarding confidentiality, the bearing of costs, and matters concerning governing law and attorneys fees, the terms of the Letter of Understanding are nonbinding. A definitive Transaction will require the negotiation of the economic terms of and legal documentation regarding the Transaction (which would include customary covenants, representations, warranties, conditions and other provisions normal to such documentation), the securing of financing arrangements and the completion of due diligence of the Issuer by Acquisition Corp. Any transaction would also be subject to a number of conditions, which would most likely include stockholder approval. There is no assurance that the Transaction will be consummated.

         Other than as described in this Item 4, the Trust does not have, and the Trustees have been informed by Management, Acquisition Corp., CHS IV, and the other individuals identified in Item 2 to this Schedule 13D that none of them have, any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

         The information set forth in this Item 4 is qualified in its entirety by reference to the Letter of Understanding which is attached hereto as Exhibit 2 and expressly incorporated herein by reference.

Item 5. INTEREST IN SECURITIES OF THE ISSUER, is hereby amended and restated in its entirety as follows:

     Each of the calculations in this Item 5 are based on 12,239,890 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Schedule 14A, plus the issuance of 77,315 shares upon exercise of options by Management. As of April 30, 2000, 11,439,890 shares of Common Stock and one special voting share were outstanding. The share totals and percentage calculations below assume the conversion of 800,000 outstanding exchangeable shares issued by an Issuer subsidiary into a like number of shares of Common Stock. TD Trust Company holds the special voting share as trustee exchangeable shares and is entitled to cast 800,000 votes on matters presented to stockholders.

     Solely by virtue of the matters described in Item 4 above as a result of its entry into the Letter of Understanding, the Trustees, together with Management, Acquisition Corp. and CHS IV, and the other individuals identified in Item 2, may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act and the Trustees may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed beneficially owned by the other parties. The Trustees disclaim beneficial ownership of any such shares of Common Stock.

     (a)

REPORTING PERSONS

         (i) Pursuant to Rule 13d-3 of the Act, Mr. Warren may be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Of the 1,845,987 shares of Common Stock, Mr. Warren owns 131,479 shares individually (including 40,701 under option grant and shares held for his account by a 401(k) plan). In addition, Mr. Warren may be deemed to beneficially own 31,600 shares as trustee or cotrustee for various family members, 1,631,192 in his capacity as a Trustee of the Trust, 25,454 shares beneficially owned by Mr. Anderson, and 26,262 beneficially owned by Mr. Cathey. Mr. Warren disclaims beneficial ownership of the shares owned by Messrs. Anderson and Cathey. Mr. Warren's spouse owns 1,200 shares individually, as to which he disclaims beneficial interest.

         (ii) Pursuant to Rule 13d-3 of the Act, Mr. Knudsen may be deemed to be the beneficial owner of 1,856,674 shares of Common Stock, which constitutes approximately 15.1% of the outstanding shares of Common Stock. Of the 1,856,674 shares of Common Stock, Mr. Knudsen owns 10,687 individually, including 2,500 under option grant (such 10,687 shares are not subject to the Letter of Understanding). In addition, Mr. Knudsen may be deemed to beneficially own 1,631,192 shares in his capacity as a Trustee of the Trust, 25,454 shares beneficially owned by Mr. Anderson, 26,262 shares beneficially owned by Mr. Cathey, and 163,079 shares beneficially owned by Mr. Warren. Mr. Knudsen disclaims beneficial ownership of the shares held by Messrs. Anderson, Cathey, and Warren.

         (iii) Pursuant to Rule 13d-3 of the Act, Mr. Schwartz may be deemed to be the beneficial owner of 1,982,658 shares of Common Stock, which constitutes approximately 16.1% of the outstanding shares of Common Stock. Of the 1,982,658 shares of Common Stock, Mr. Schwartz owns 8,277 shares individually, including 2,500 under option grant, and may be deemed to beneficially own 128,394 shares in his capacity as a Director of the Robert C. and Nani S. Warren Foundation (such 8,277 and 128,394 shares are not subject to the Letter of Understanding), 1,631,192 shares in his capacity as a Trustee of the Trust, 25,454 shares beneficially owned by Mr. Anderson, 26,262 shares beneficially owned by Mr. Cathey, and 163,079 shares beneficially owned by Mr. Warren. Mr. Schwartz disclaims beneficial ownership of the shares held by Messrs. Anderson, Cathey and Warren.

         (iv) Pursuant to Rule 13d-3 of the Act, Ms. Warren may be deemed to be the beneficial owner of 1,974,381 shares of Common Stock, which constitutes approximately 16.0 % of the outstanding shares of Common Stock. Of the 1,974,381 shares of Common Stock, Ms. Warren may be deemed to beneficially own 128,394, shares in her capacity as a Director of the Robert C. and Nani S. Warren Foundation (such 128,394 shares are not subject to the Letter of Understanding), 1,631,192 shares in her capacity as Trustee of the Trust, 25,454 shares beneficially owned by Mr. Anderson, 26,262 shares beneficially owned by Mr. Cathey and 163,079 shares beneficially owned by Mr. Warren. Ms. Warren disclaims beneficial ownership of the shares held by Messrs. Anderson, Cathey and Warren.

The following information was furnished to the Reporting Persons by the persons listed:

         ACQUISITION CORP.

         The aggregate number of shares of Common Stock that Acquisition Corp. may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, is 1,845,987 which constitutes approximately 15.1% of the outstanding shares of Common Stock, all of which are owned by the Trust or Management. Acquisition Corp. disclaims beneficial ownership of all such shares of Common Stock.

         CHS IV

         As the sole stockholder of Acquisition Corp., CHS IV may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. CHS IV disclaims beneficial ownership of all such shares of Common Stock.

         CHS MANAGEMENT

         As the general partner of CHS IV, CHS Management may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. CHS Management disclaims beneficial ownership of all such shares of Common Stock.

         CHS LLC

         As the general partner of CHS Management, CHS LLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. CHS LLC disclaims beneficial ownership of all such shares of Common Stock.

         MR. CODE

         As a partner in CHS LLC, Mr. Code may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Code disclaims beneficial ownership of all such shares of Common Stock.

         MR. HENNESSY

         As a partner in CHS LLC, Mr. Hennessy may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Hennessy disclaims beneficial ownership of all such shares of Common Stock.

         MR. SIMMONS

         As a partner in CHS LLC, Mr. Simmons may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Simmons disclaims beneficial ownership of all such shares of Common Stock.

         MR. GOTSCH

         As a partner in CHS LLC, Mr. Gotsch may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Gotsch disclaims beneficial ownership of all such shares of Common Stock.

         MR. FORMOLO

         As a partner in CHS LLC, Mr. Formolo may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Formolo disclaims beneficial ownership of all such shares of Common Stock.

         MR. VESELY

         As a partner in CHS LLC, Mr. Vesely may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Vesely disclaims beneficial ownership of all such shares of Common Stock.

         MANAGEMENT

         The Trustees have been advised by the Management of the following information with respect to the Management, with the exception of Mr. Warren, whose ownership is listed above in connection with his status as a Reporting
Person:

          (i) Mr. Anderson may be deemed to be the beneficial owner of 1,845,987 shares of Common Stock which constitutes approximately 15.0% of the outstanding shares of Common Stock. Of the 1,845,987 shares of Common Stock, Mr. Anderson beneficially owns 25,454 shares indicudually, including 16,672 shares under option grant and shares held for his account by a 401(k) plan. In addition, Mr. Anderson may be deemed to beneficially own 1,631,192 shares held by the Trust, 26,262 shares beneficially owned by Mr. Cathey, and 163,079 shares beneficially owned by Mr. Warren. Mr. Anderson disclaims beneficial ownership of the shares held by the Trust, Mr. Cathey and Mr. Warren.

          (ii) Mr. Cathey may be deemed to be the beneficial owner of 1,845,987 shares of Common Stock which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Cathey beneficially owns 26,262 shares individually, including 19,762 shares under option grant. In addition, Mr. Cathey may be deemed to beneficially own 1,631,192 shares held by the Trust, 25,454 shares beneficially owned by Mr. Anderson, and 163,079 shares beneficially owned by Mr. Warren. Mr. Cathey disclaims beneficial ownership of the shares held by the Trust, Mr. Anderson, and Mr. Warren.

     (b)

     REPORTING PERSONS:

         (i) Mr. Warren has sole voting power with respect to 1,776,671 shares of Common Stock, shared voting power with respect to 17,600 shares, sole dispositive power with respect to 145,479 shares, and shared dispositive power with respect to 1,648,792 shares of Common Stock. In addition, Mr. Warren may be deemed to have shared voting and dispositive power over 51,716 shares, as to which he disclaims beneficial ownership. See Item 5(a).

         (ii) Mr. Knudsen has sole voting and dispositive power with respect to 10,687 shares of Common Stock, shared voting power with respect to zero shares of Common Stock and shared dispositive power with respect to 1,631,192 shares of Common Stock. In addition, Mr. Knudsen may be deemed to have shared voting and dispositive power over 214,795 shares, as to which he disclaims beneficial ownership. See Item 5(a).

         (iii) Mr. Schwartz has sole voting and dispositive power with respect to 8,287 shares of Common Stock, shared voting power with respect to 128,394 shares of Common Stock, and shared dispositive power with respect to 1,759,586 shares of Common Stock. In addition, Mr. Schwartz may be deemed to have shared voting and dispositive power over 214,795 shares, as to which he disclaims beneficial ownership. See Item 5(a).

         (iv) Ms. Warren has sole voting and dispositive power with respect to zero shares of Common Stock, shared voting power with respect to 128,394 shares of Common Stock, and shared dispositive power with respect to 1,759,586 shares of Common Stock. In addition, Ms. Warren may be deemed to have shared voting and dispositive power over 214,795 shares, as to which she disclaims beneficial ownership. See Item 5(a).

         ACQUISITION CORP.

         Acquisition Corp. may be deemed to have shared voting power and shared dispositive power with respect to 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Acquisition Corp. disclaims beneficial ownership of such shares.

         CHS IV

         As the sole stockholder of Acquisition Corp., CHS IV may be deemed to have shared voting power and shared dispositive power with respect to 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. CHS IV disclaims beneficial ownership of such shares.

         CHS MANAGEMENT

         As the general partner of CHS IV, CHS Management may be deemed to have shared voting power and shared dispositive power with respect to 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. CHS Management disclaims beneficial ownership of such shares.

         CHS LLC

         As the general partner of CHS Management, CHS LLC may be deemed to have shared voting power and shared dispositive power with respect to 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. CHS LLC disclaims beneficial ownership of such shares.

         MR. CODE

         As a partner of CHS LLC, Mr. Code may be deemed to have shared voting power and shared dispositive power with respect 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock . Mr. Code disclaims beneficial ownership of such shares.

         MR. HENNESSY

         As a partner of CHS LLC, Mr. Hennessy may be deemed to have shared voting power and shared dispositive power with respect 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Hennessy disclaims beneficial ownership of such shares.

         MR. SIMMONS

         As a partner of CHS LLC, Mr. Simmons may be deemed to have shared voting power and shared dispositive power with respect 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Simmons disclaims beneficial ownership of such shares.

         MR. GOTSCH

         As a partner of CHS LLC, Mr. Gotsch may be deemed to have shared voting power and shared dispositive power with respect 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Gotsch disclaims beneficial ownership of such shares.

         MR. FORMOLO

         As a partner of CHS LLC, Mr. Formolo may be deemed to have shared voting power and shared dispositive power with respect to 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Formolo disclaims beneficial ownership of such shares.

         MR. VESELY

         As a partner of CHS LLC, Mr. Vesely may be deemed to have shared voting power and shared dispositive power with respect 1,845,987 shares of Common Stock, which constitutes approximately 15.0% of the outstanding shares of Common Stock. Mr. Vesely disclaims beneficial ownership of such shares.

         MANAGEMENT

         The Reporting Persons have been advised by Management of the following information with respect to the Management, with the exception of Mr. Warren, whose information is reported above in connection with his status as a Reporting
Person:

          (i) Mr. Anderson has sole voting and dispositive power with respect to 25,454 shares of Common Stock and shared voting and dispositive power with respect to zero shares of Common Stock. In addition Mr. Anderson may be deemed to have shared voting and dispositive power over 1,820,533 shares as to which he disclaims beneficial ownership. See Item 5(a).

          (ii) Mr. Cathey has sole voting and dispositive power with respect to 26,262 shares of Common Stock and shared voting and dispositive power with respect to zero shares of Common Stock. In addition Mr. Cathey may be deemed to have shared voting and dispositive power over 1,820,533 shares as to which he disclaims beneficial ownership. See Item 5(a).

         (c) Except as set forth in Item 4 above, none of the Reporting Persons have, and the Reporting Persons have been advised by Management that none of Management have, effected any other transactions in Common Stock during the past sixty (60) days.

         (d) None of the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer acquired by the Reporting Persons as described in Item 5. The Reporting Persons have been advised by Management that no person other than Management has the right to receive, or the power to direct the receipt of , dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by Management as described in above.

         (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER, is hereby amended and restated in its entirety as follows:

         As described in Item 4 of this Schedule 13D, the Letter of Understanding (attached hereto as Exhibit 2) sets forth certain understandings between the Reporting Persons and Management with respect to a proposed, including the contemplated equity makeup, basic structure and governance provisions of Acquisition Corp. The Letter of Understanding also contains certain proposed terms with respect to confidentiality, agreement to vote, exclusivity, submissions to the Issuer Board of Directors, good faith negotiations, costs and governing law and attorney's fees. This summary of the Letter of Understanding is qualified in its entirety by reference to the Letter of Understanding (attached hereto as Exhibit 2).

         Except as set forth in this Schedule 13D, and except for the Joint Filing Agreement dated July 5, 2000 among the Reporting Persons attached as
Exhibit 1 to this Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7. MATERIALS TO BE FILED AS EXHIBITS, is hereby amended and restated in its entirety as follows:

         Exhibit 1 Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

         Exhibit 2 Letter of Understanding dated July 5, 2000 by and between CHS Oregon Acquisition Corp., Code Hennessy & Simmons
                     IV LP, CHS Management IV LP, Code Hennessy & Simmons LLC, Robert C. Warren, Jr., the Robert C. and Nani S. Warren Revocable Trust, Richard S. Anderson and Terry H. Cathey.

         Exhibit 3   Powers of Attorney

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    July 7, 2000

                                       /s/ C. Calvert Knudsen*
                                       -----------------------------------
                                           C. Calvert Knudsen



                                       /s/ Jack B. Schwartz
                                       -----------------------------------
                                           Jack B. Schwartz



                                       /s/ Nani S. Warren*
                                       -----------------------------------
                                           Nani S. Warren



                                       /s/ Robert C. Warren, Jr
                                       -----------------------------------
                                           Robert C. Warren, Jr.


By: /s/ Robert J. Preston
    ------------------------------
        Robert J. Preston
        Attorney-in-Fact